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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

Legrand Holding S.A.

(Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny
87000 Limoges
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

Enclosures:

Consolidated Financial Statements of Legrand Holding S.A., pursuant to French GAAP, as of and for the period ended June 30, 2004

LEGRAND HOLDING SA

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004

Summary

Consolidated statements of income FRENCH GAAP

	Six-month period ended Jun 30, 2004	Six-month period ended Jun 30, 2003
	€ in millions
Net sales (note 1(i))	1,486.2	1,389.0
Operating expenses (note 20(a))
Cost of goods sold	(790.4)	(884.0)
Administrative and selling expenses	(381.1)	(373.0)
Research and development expenses	(125.7)	(132.0)
Other operating income (expenses)	7.9	5.0
Amortization of goodwill	(21.5)	(21.0)

Operating income (loss)	175.4	(16.0)

Interest income (expense) (note 21)	(123.2)	(65.0)
Profits (losses) from disposal of fixed assets	6.3	1.0
Other income (expenses) (note 20 (b))	(13.0)	(27.0)

Income (loss) before taxes, minority interests and equity in earnings of investees	45.5	(107.0)

Income taxes (note 22)	(28.6)	19.0
Net income (loss) before minority interests and equity in earnings of investees	16.9	(88.0)

Minority interests	(0.8)	0.0
Equity in earnings of investees	1.3	1.0

Net income (loss) attributable to Legrand Holding	17.4	(87.0)

The accompanying notes on pages 7 to 42 are an integral part of these financial statements.

Consolidated balance sheets FRENCH GAAP

	Jun 30, 2004	Dec 31, 2003
	€ in millions
ASSETS
Current assets
Cash and cash equivalents	58.9	67.9
Marketable securities (note 10)	12.0	32.6
Restricted cash (note 7)	40.5	37.0
Trade accounts receivable (note 9)	588.1	509.9
Deferred income taxes (notes 1 (h) and 22)	34.8	34.7
Other current assets	103.8	112.1
Inventories (notes 1 (g) and 8)	414.6	385.5

Total current assets	1,252.7	1,179.7

Property, plant and equipment, net (note 4)	860.8	914.9
Investments (note 5)	22.7	21.8
Goodwill, net (notes 1 (e) and 2)	794.0	810.4
Trademarks, net (note 3)	1,596.5	1,591.1
Developed Technology, net (note 3)	396.5	449.9
Restricted cash (note 7)	69.7	90.5
Deferred income taxes (notes 1 (h) and 22)	35.3	32.3
Other non-current assets (note 6)	92.0	93.9

	3,867.5	4,004.8

Total assets	5,120.2	5,184.5

The accompanying notes on pages 7 to 42 are an integral part of these financial statements.

	Jun 30, 2004	Dec 31, 2003
	€ in millions
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings (note 18)	179.1	130.8
Accounts and notes payable	331.4	252.7
Deferred income taxes (notes 1 (h) and 22)	3.0	3.0
Other current liabilities (note 19)	327.8	328.4

Total current liabilities	841.3	714.9

Deferred income taxes (notes 1 (h) and 22)	164.3	168.3
Other non-current liabilities (note 17)	224.3	227.3
Long-term borrowings (note 16)	2,086.5	2,308.8
Subordinated securities (note 14)	89.2	108.9

Payment-In-Kind loans (PIK) (note 15)	1,243.0	1,213.6

Minority interests	18.7	18.2

Shareholders' equity
Capital stock (note 11)	759.4	759.4
Accumulated deficits (note 13 (a))	(238.1)	(255.8)
Translation reserve (note 13 (b))	(68.4)	(79.1)

	452.9	424.5

Total liabilities and shareholders' equity	5,120.2	5,184.5

The accompanying notes on pages 7 to 42 are an integral part of these financial statements.

Consolidated statements of cash flows FRENCH GAAP

	Six-month period ended Jun 30, 2004	Six-month period ended Jun 30, 2003
	€ in millions
Net income attributable to Legrand Holding	17.4	(87.0)
Reconciliation of net income to net cash provided from (used in) operating activities:
-depreciation of tangible assets	72.6	81.0
-amortization of intangible assets	88.6	95.0
-changes in long-term deferred taxes	(9.2)	(55.0)
-changes in other long-term assets and liabilities	(5.1)	9.0
-minority interests	0.8	0.0
-equity in earnings of investees	(1.3)	(1.0)
-other items having impacted the cash	34.9	101.0
(Gains) losses on fixed asset disposals	(6.3)	1.0
(Gains) losses on sales of securities	0.0	0.0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
-inventories	(25.6)	(19.0)
-accounts receivable	(73.5)	(25.0)
-accounts and notes payable	76.7	20.0
-other operating assets and liabilities	29.2	(30.0)

Net cash (used in) provided from operating activities	199.2	90.0

Net proceeds from sales of fixed assets	28.6	11.0
Capital expenditures	(43.1)	(65.0)
Proceeds from sales of marketable securities	43.9	196.0
Investments in marketable securities	(5.7)	(5.0)
Investments in consolidated entities	0.0	(39.0)
Investments in non-consolidated entities	0.9	0.0

Net cash (used in) provided from investing activities	24.6	98.0

Related to shareholders' equity:
-capital increase	0.0	0.0
-dividends paid by Legrand Holding's subsidiaries	(0.5)	0.0
Other financing activities:
-reduction of subordinated securities	(19.7)	(21.0)
-new borrowings	5.0	676.0
-repayment of borrowings	(207.1)	(693.0)
-debt issuance cost	0.0	(7.0)
-increase (reduction) of commercial paper	0.0	(508.0)
-increase (reduction) of bank overdrafts	(10.8)	(83.0)

Net cash (used in) provided from financing activities	(233.1)	(636.0)

Net effect of currency translation on cash	0.3	(9.0)
Increase (reduction) of cash and cash equivalents	(9.0)	(457.0)
Cash and cash equivalents at the beginning of the period	67.9	559.0

Cash and cash equivalents at the end of the period	58.9	102.0

Cash interest during the period	94.4	43.8
Income taxes paid during the period	16.7	52.2

The accompanying notes on pages 7 to 42 are an integral part of these financial statements.

Consolidated statements of shareholder's equity FRENCH GAAP

	Capital stock, at par value	Additional paid-in capital	Retained earnings	Translation reserve	Total shareholders' equity
	€ in millions
As of July 31, 2002	0.0	0.0	0.0	0.0	0.0

Net income for the period			(128.9)		(128.9)
Capital increase	759.4				759.4
Changes in translation reserve			0.0	(4.5)	(4.5)

As of December 31, 2002	759.4	0.0	(128.9)	(4.5)	626.0

Net income for the period			(126.9)		(126.9)
Capital increase	0.0				0.0
Changes in translation reserve			0.0	(74.6)	(74.6)

As of December 31, 2003	759.4	0.0	(255.8)	(79.1)	424.5

Net income for the period			17.4		17.4
Capital increase	0.0				0.0
Changes in translation reserve				10.7	10.7
Other changes			0.3		0.3

As of June 30, 2004	759.4	0.0	(238.1)	(68.4)	452.9

The accompanying notes on pages 7 to 42 are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

List of consolidated companies

        The consolidated financial statements comprise the financial statements of Legrand Holding SA and its 111 controlled subsidiaries. Investments in six affiliated companies are accounted for by the equity method.

        The most significant consolidated operating subsidiary, Legrand SA is 100% owned (operating subsidiaries of Legrand SA are all 100% owned by Legrand SA except for Fael, which is 93% owned). The following is a list of Legrand Holding SA's significant subsidiaries:

French subsidiaries:

Legrand SAS (formerly FIMAF)
Legrand SA
APW
Arnould-FAE
Baco
Inovac
Legrand Deri
Legrand SNC
Martin & Lunel
Planet-Wattohm
Ura

Foreign subsidiaries:

Anam Legrand	South Korea
Bticino	Italy
Bticino de Mexico	Mexico
Bticino Quintela	Spain
Bufer Elektrik	Turkey
Electro Andina	Chile
Fael	Poland
Legrand	Germany
Legrand	Italy
Legrand	Greece
Legrand Electric	United Kingdom
Legrand Electrica	Portugal
Legrand Electrique	Belgium
Legrand Espanola	Spain
Legrand India	India
Luminex	Colombia
Ortronics	United States
Pass & Seymour	United States
Pial	Brazil
The Watt Stopper	United States
The Wiremold Company	United States

1) Accounting policies

        The Group's consolidated financial statements are prepared in conformity with accounting principles generally accepted in France. They comply with the requirements of French laws and regulations. The financial statements of each company, whether ("French GAAP") consolidated or accounted for by the equity method, are prepared in accordance with local accounting principles and regulations, and have been adjusted to comply with French GAAP.

a) Consolidation

        The financial statements of all subsidiaries, directly or indirectly controlled by the Group, are consolidated. Companies in which the Group owns directly or indirectly an interest of 20 to 50% are accounted for by the equity method. All intercompany transactions have been eliminated.

b) Translation of foreign financial statements

        For all countries other than those with highly inflationary economies:

  •
  Assets and liabilities are translated using exchange rates in effect as of the balance sheet dates;

  •
  Statements of income are translated at average exchange rates for the period; and

  •
  Gains or losses arising from the translation of the financial statements of foreign subsidiaries are accounted for directly in the translation reserve included in consolidated equity, until these companies are sold or substantially liquidated.

        For countries with highly inflationary economies:

  •
  Inventories and non-monetary assets are recorded at their historical rates of exchange;

  •
  Other assets and liabilities are translated using exchange rates in effect as of the balance sheet dates; and

  •
  Gains or losses arising from the translation of the financial statements of subsidiaries located in these countries are included in the consolidated statement of income under the heading "Exchange and translation gains (losses).

        For all countries:

  •
  Exchange differences arising from foreign currency transactions (transactions denominated in a currency other than the functional currency) are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)", excepted intercompany transactions having the character of a permanent investment which are directly recorded in the translation reserve.

c) Earnings per share

        Earnings per share are not presented as the Group's shares are not held by the public.

d) Statements of cash flows

        Cash and cash equivalents consist of cash, short-term deposits and all other financial assets with an original maturity not in excess of three months. Marketable securities are not considered cash equivalents.

e) Intangible assets

        Goodwill, representing the excess of cost over the fair value of net assets as of the date of the acquisition, is amortized on a straight-line basis over 20 years. The Group assesses whether there has been a permanent impairment in the value of goodwill by evaluating economic factors including future cash flows from operating activities, income, trends and prospects as well as competition and other economic factors. The primary financial indicator used to assess impairment is whether undiscounted cash flows from operations over the amortization period will be sufficient to recover the carrying amount of goodwill. A loss is recognized for any excess of the carrying value over the fair value of the goodwill, determined as being the present value of such cash flows from operations.

        Trademarks with definite lives and developed technology are amortized on an accelerated method over 10 years.

        Costs incurred by Group companies in developing computer software for their own use and in research and development are expensed in the period they are incurred; acquisition costs of externally developed software are recorded in other assets and depreciated on a straight-line basis over their expected useful lives from 3 to 8 years.

        Other intangible assets, included in "other non-current assets" in the balance sheet, are amortized on a straight-line basis over the estimated period of benefit, not in excess of 40 years, and limited to 20 years for patents and trademarks.

f) Property, plant and equipment

        Land, buildings, machinery and equipment are carried at cost. In connection with the acquisition, an expert was retained in order to assess the fair value of plants and properties. Their conclusions led to a total revaluation of € 39 million, including an estimated €15.5 million for land. The revaluation on plants and properties (€39 million less the value attributable to land, which is not amortizable) is depreciated on a straight-line basis over 25 years.

        Assets acquired under lease agreements that are regarded as financing their purchase are capitalized on the basis of the present value of minimum lease payments and depreciated as described below. French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

        Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets; the most commonly adopted useful lives are the following:

Light buildings	25 years
Standard buildings	40 years
Machinery and equipment	8 to 10 years
Tooling	5 years
Furniture and fixtures	5 to 10 years

g) Inventories

        Inventories are recorded at the lower of cost or market, with cost determined principally on a first-in, first-out (FIFO) basis.

h) Deferred income taxes

        In compliance with FASB statement No. 109, deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Currently enacted rates applicable for future periods are used to calculate year-end deferred income taxes.

        A valuation allowance is recorded against deferred tax assets to reduce these deferred tax assets to the amount likely to be realized. The assessment of the valuation allowance is done by tax entity, based on the tax strategy developed for the near future for each entity.

        Provisions are made for withholding and other taxes which would be payable in case of distribution of earnings of subsidiaries and affiliates, except for those considered as permanently reinvested.

        If the assets of a subsidiary are revalued for tax purposes, the tax benefit is accounted for in compliance with the enacted tax rules at the revaluation.

i) Revenue recognition

        Revenues are recognized when all of the following criteria have been met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price is fixed or determinable and (iv) collectibility is reasonably assured. For the Group, this policy results in the recognition of revenue when title and risk of loss transfer to the customer, which is generally upon shipment.

        In addition, the Group offers certain sales incentives to customers consisting primarily of volume rebates, and discounts for prompt payment. Volume rebates are typically based on three, six, and twelve-month arrangements with customers, and rarely extend beyond one year. Since the volume of customer's future purchases can be reasonably estimated based on historical evidence, the Group recognizes the rebates on a monthly basis as a reduction in revenue based on the estimated cost of honoring rebates earned and claimed to each of the underlying revenue transactions that reflect the progress by the customer toward earning the rebate. These volume rebates are generally accounted for as a reduction to customers' account receivable balance. Discounts for prompt payment are recognized in decrease of sales.

j) Fair value of financial instruments

        The carrying value of cash, short-term deposits, accounts receivable, accounts payable, accrued liabilities and short-term borrowings approximates their fair value because of the short-term maturity of these instruments. For short-term investments, comprised of marketable securities, fair value is determined based on the market prices of these securities. The fair value of long-term debt is estimated on the basis of interest rates currently available for issuance of debt with similar terms and remaining maturities. The fair value of interest rate swap agreements is the estimated amount that the counterparty would receive or pay to terminate the agreements.

k) Derivative financial and commodity instruments

        The Group's policy is to abstain from transactions of a speculative nature in the use of financial instruments; consequently all operations with these instruments are exclusively devoted to manage and cover exchange or interest rate risks, and the prices of raw materials. Therefore, the Group periodically enters into contracts such as swaps, options and futures, which relate to the nature of its exposure.

        The interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the notional amount. The differential to be paid or received is accrued as adjustments to interest income or expense over the life of the agreement. Upon early termination of an interest rate swap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap.

        The Group periodically enters into foreign currency contracts to hedge commitments, transactions or foreign income. For foreign currency contracts acquired for the purpose of hedging identified commitments, the gain or loss is generally deferred and included in the basis of the transaction underlying the commitment. If the underlying transaction is not completed, the contract is marked to market with any realized or unrealized gains or losses reflected in income. Gains or losses on transaction hedges are recognized in income and offset the gains or losses on the related transaction. Foreign currency contracts acquired for the purpose of hedging foreign income, generally for periods not exceeding twelve months, are marked to market with any realized or unrealized gains or losses reflected in income.

        The Group also enters into raw material contracts to totally or partially hedge its purchases. Gains or losses related to transactions that qualify for hedge accounting are deferred on the balance sheet in other current liabilities or assets and reflected in cost of goods sold when the underlying transaction takes place. If future purchased raw material needs are revised lower than initially anticipated, the futures contracts associated with the reductions no longer qualify for deferral and are marked to market. Gains or losses are then recorded in other income. The effectiveness of the hedge is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in the value of the hedged item. If correlation ceases to exist, hedge accounting will be terminated and gains or losses recorded in other income.

        Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

l) Environmental and product liabilities

        In application of FASB statement No. 5 the Group recognizes losses and accrues liabilities relating to environmental and product liability matters. Accordingly, the Group recognizes a loss if available information indicates that it is probable and reasonably estimable. In the event a loss is neither probable nor reasonably estimable but remains possible, the Group discloses this contingency in the notes to its consolidated financial statements.

        With respect to environmental liabilities, the Group estimates losses on a case-by-case basis and makes the best estimate it can, based on available information. With respect to product liabilities, the Group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such cases.

m) Stock option plans

        In accordance with FASB statement No. 123, the Group has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed by APB No. 25. Accordingly, for most plans, compensation cost is measured as the excess of the market price of the underlying shares as of the date of the grant over the exercise price an employee is required to pay to acquire this stock.

n) Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

o) Transfers and servicing of financial assets

        FASB statement No. 140 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. According to this statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished.

2) Goodwill (note 1 (e))

        Goodwill is considered as an integral part of the assets of acquired companies. As of June 30, 2004, goodwill relates only to the excess of cost over the fair value of net assets as of the date of the acquisition of Legrand SA (on December 10, 2002). It is being amortized on a straight-line basis over 20 years.

        Goodwill can be analyzed as follows:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Gross value	861.7	856.2
Less accumulated amortization	(67.7)	(45.8)
	794.0	810.4
of which:
-France	279.9	287.5
-Italy	205.8	211.4
-Other European countries	65.9	67.6
-United States of America	135.6	134.0
-Other countries	106.8	109.9

	794.0	810.4

        The geographic allocation of goodwill is based on the acquired company's value, determined as of the date of its acquisition.

        Changes in goodwill are analyzed as follows:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Gross value:
At the beginning of the period	856.2	847.0
-new acquisitions	0.0	0.0
-other changes in gross value	0.0	46.2
-translation effect	5.5	(37.0)

At the end of the period	861.7	856.2
Amortization:
At the beginning of the period	(45.8)	(3.0)
-amortization expense	(21.5)	(44.7)
-other changes in amortization	0.0	0.0
-translation effect	(0.4)	1.9

At the end of the period	(67.7)	(45.8)

3) Trademarks and developed technology

        The intangible assets are mainly composed of trademarks and patents.

        Trademarks can be analyzed as follows:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
At the beginning of the period	1,596.9	1,644.0
-capital expenditures	0.0	0.0
-disposals	0.0	0.0
-new consolidated entities	0.0	0.0
-translation effect	7.0	(47.1)

	1,603.9	1,596.9
Less amortization	(7.4)	(5.8)

	1,596.5	1,591.1

        Developed technology can be analyzed as follows:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
At the beginning of the period	578.3	593.0
-capital expenditures	0.0	0.0
-disposals	0.0	0.0
-new consolidated entities	0.0	0.0
-translation effect	2.2	(14.7)

	580.5	578.3
Less amortization	(184.0)	(128.4)

	396.5	449.9

4) Property, plant and equipment (note 1 (f))

a) Analysis of net tangible assets by geographic area

        Net tangible fixed assets, including capitalized leases, were as follows as of December 31, 2003:

	Dec 31, 2003
	France	Italy	Rest of Europe	USA/ Canada	Rest of the world	Total
	€ in millions
Land	24.4	5.4	21.5	3.6	16.6	71.5
Buildings	156.4	66.2	72.0	28.5	22.3	345.4
Machinery and equipment	186.4	90.9	51.2	48.8	25.4	402.7
In progress and other	34.5	6.5	19.2	23.4	11.7	95.3

	401.7	169.0	163.9	104.3	76.0	914.9

        Net tangible fixed assets, including capitalized leases, are as follows as of June 30, 2004:

	Jun 30, 2004
	France	Italy	Rest of Europe	USA/ Canada	Rest of the world	Total
	€ in millions
Land	23.7	5.4	21.6	3.7	17.2	71.6
Buildings	147.5	69.4	61.3	28.1	23.0	329.3
Machinery and equipment	168.1	86.0	50.9	45.0	26.6	376.6
In progress and other	30.6	2.5	16.2	24.0	10.0	83.3

	369.9	163.3	150.0	100.8	76.8	860.8

b) Analysis of changes in tangible assets

        Changes in property, plant and equipment, can be analyzed as follows:

	Jun 30, 2004
	France	Italy	Rest of Europe	USA/ Canada	Rest of the world	Total
	€ in millions
Capital expenditures	14.5	7.7	7.4	4.8	4.8	39.2
Disposals at NBV	(14.4)	0.0	(13.1)	(1.1)	(0.6)	(29.2)
Amortization expense	(31.9)	(13.4)	(10.8)	(11.1)	(5.4)	(72.6)
Translation effect	0.0	0.0	2.6	3.9	2.0	8.5

	(31.8)	(5.7)	(13.9)	(3.5)	0.8	(54.1)

	Jun 30, 2004
	Capital expenditures	In progress transfer	Disposals at NBV	Amortization expense	Translation effect	Total
	€ in millions
Land	0.0	0.0	(1.1)	0.0	1.2	0.1
Buildings	1.5	6.8	(16.2)	(11.1)	2.9	(16.1)
Machinery and equipment	18.1	13.3	(8.2)	(51.9)	2.6	(26.1)
In progress and other	19.6	(20.1)	(3.7)	(9.6)	1.8	(12.0)

	39.2	0.0	(29.2)	(72.6)	8.5	(54.1)

c) Property, plant and equipment include the following assets held under capital leases:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Land	3.9	3.9
Buildings	33.6	55.2
Machinery and equipment	35.4	7.6

	72.9	66.7
Less depreciation	(35.6)	(14.2)

	37.3	52.5

        Decrease in capital lease is due to exercise of purchase option for a building in Italy.

        Increase in machinery and equipment capital lease is principally due to lease back of IT equipment in France.

d) Capital lease obligations are presented in the balance sheets as follows:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Long-term borrowings	21.7	22.0
Short-term borrowings	7.6	5.8

	29.3	27.8

e) Future minimum lease payments related to capital leases are as follows:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Payable within one year	7.6	7.3
Payable in one to two years	8.3	6.8
Payable in two to three years	8.8	6.1
Payable in three to four years	3.4	5.2
Payable in four to five years	1.7	2.2
Payable beyond five years	2.8	2.3

	32.6	29.9
Less interest portion	(3.3)	(2.1)

Present value of future minimum lease payments	29.3	27.8

5) Investments

        Investments which do not relate to consolidated companies are as follows:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Equity method investees	13.2	11.7
Other investments	9.5	10.1

	22.7	21.8

        The key figures, which relate to equity method investees, are as follows:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Net sales	16.1	27.8
Net income	1.6	3.5
Total assets	27.8	22.9

6) Other non-current assets

        The other non-current assets are as follows:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Deferred charges	10.7	11.6
Softwares	12.3	13.5
Miscellaneous	69.0	68.8

	92.0	93.9

        The line Miscellaneous includes principally debt issuance costs.

7) Restricted cash

        Under the terms of the "senior credit agreement" (note 16), a bank deposit amounting to € 150 million was required to be maintained in an account with the facility agent under the senior credit agreement and will be released according to the amortization schedule set forth below. The deposit earns interest based on market conditions and is available only for payments on the TSDIs or related derivative obligations.

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Payable within one year	40.5	37.0
Payable in one to two years	46.1	43.0
Payable in two to three years	23.6	31.5
Payable in three to four years	0.0	16.0

	110.2	127.5

8) Inventories (note 1 (g))

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Purchased raw-materials and parts	140.9	129.5
Sub-assemblies, work in process	93.9	89.1
Finished goods	243.3	227.7

	478.1	446.3
Less allowances	(63.5)	(60.8)

	414.6	385.5

9) Trade accounts receivable

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Trade accounts receivable	527.2	428.0
Notes receivables	93.8	115.1

	621.0	543.1
Less allowances	(32.9)	(33.2)

	588.1	509.9

        The Group realizes over 95% of its sales from sales to distributors of electrical fittings, each of the two largest distributors representing approximately 13% of consolidated net sales.

10) Marketable securities

        Marketable securities are carried at the lower of cost or market.

11) Capital stock

        Capital stock consists of the following:

	Jun 30, 2004	Dec 31, 2003
Common shares	759,350,900	759,350,900
Issued and outstanding	0	0
Held by the Group	0	0

	759,350,900	759,350,900

        Due to the debt commitments, Legrand Holding SA can not pay any dividend to its shareholders.

12) Stock options and employee profit sharing

a) Legrand Holding SA stock-option plans

        The Company has a stock option plan under which stock options may be granted to purchase a specified number of common shares of the Company at an exercise price of € 1.00/share and for a term of 9 years. Pursuant to the terms of the plan, stock options may be granted, at the discretion of the board of directors, to substantially all employees. Employee options may not vest in any options, except upon the occurrence of certain specified events, prior to the eight-year anniversary of the date of grant. In addition, the number of options, if any, that vest is contingent upon the internal rate of return achieved with respect to Lumina Parent's (the Company's ultimate parent) investment in the Company. As of June 30, 2004, the Company had 1,090,453 options available for grant pursuant to existing authorizations under approved plans.

        A summary of the activity pursuant to the Company's stock option plan is presented below:

Subscription plan
Balance at the end of 2002	0
Options granted	9,555,516
Options exercised	0
Options cancelled	(557,000)

Balance at the end of 2003	8,998,516

Options granted	2,298,200
Options exercised	0
Options cancelled	(40,000)

Balance as of June 30, 2004	11,256,716

        None of the outstanding options is exercisable as of June 30, 2004.

b) Legrand SA stock-option plans

        In May 1999, the shareholders authorized the company to issue, until May 2004, up to 700,000 options to purchase or subscribe to common shares or preferred, non-voting shares. This option plan is open to all French employees. On December 13, 1999, the company established a new plan for the purchase of common shares, open to all French employees meeting certain limited employment qualifications. The exercise price is equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to December 13. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. Options granted do not vest for 5 years subsequent to the date of the grant and are forfeited if the employee is dismissed for wilful misconduct. On November 21, 2000, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. On November 13, 2001, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 4 years subsequent to the date of the grant and may be exercised for a period of 3 years subsequent to that date.

        Holders of stock options granted by Legrand SA (other than holders of stocks options granted in 2001) have the right to exchange the ordinary and preferred non-voting shares resulting from the exercise of such stock options for Schneider shares' pursuant to an undertaking provided by Schneider to the holders of such stock options during its public tender offer for Legrand SA.

        On December 10, 2002, Legrand SAS and Schneider entered into a call and put option agreement whereby Schneider has agreed that it will sell to Legrand SAS, if Legrand SAS so wishes, and Legrand SAS has agreed to purchase, if Schneider so wishes, all ordinary and preferred non-voting shares of Legrand SA held by Schneider as a result of the exercise of such stock options. The call options is exercisable by Legrand SAS for a period of six months from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and the put option may be exercised by Schneider after six months and fifteen days from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and in no event later than twelve months after such date.

        Options subject to Schneider's stock options undertaking have exercise periods that continue through and until November 2007.

	subscription				purchase
Nature of the plans Dates of attribution of options Nature of the shares offered
	1998		2000	2001	1999
						Total of outstanding plans
	common	preferred	common	common	common
Number of grantees	6		8,999	9,122	8,814
Exercisable from	10-1998		11-2005	11-2005	12-2004
Exercisable until	10-2004		11-2007	11-2008	12-2006
Option price (in €)	165.56	100.01	191.50	143.00	222.00
Number of options granted	7,500	2,500	124,240	178,766	85,708
Balance at the end of 1998	7,500	2,500
Options exercised
Options cancelled
Balance at the end of 1999	7,500	2,500			85,708
Options exercised	(2,000)
Options cancelled					(4,508)
Balance at the end of 2000	5,500	2,500	124,240		81,200
Options exercised
Options cancelled			(18)
Balance at the end of 2001	5,500	2,500	124,222	178,766	81,200
Options exercised
Options cancelled
Balance at the end of 2002	5,500	2,500	124,222	178,766	81,200
Options exercised
Options cancelled			(372)	(372)	(376)
Balance at the end of 2003 before retained earnings distribution	5,500	2,500	123,850	178,394	80,824	391,068
Options exercised
Options cancelled
Balance as of June 30, 2004 before retained earnings distribution	5,500	2,500	123,850	178,394	80,824	391,068

        The shareholders meeting of Legrand SA approved major distribution of reserves for € 375 million in 2003 and for € 675 million beginning 2004. In consequence the value and the number of options have been adjusted as follows:

	subscription				purchase
Nature of plans Dates of attribution of options Nature of shares offered
	1998		2000	2001	1999
	common	preferred	common	common	common
Option price (€)	121.20	61.77	140.19	104.68	162.51
Number of option	7,516	4,050	178,070	252,743	121,785

        The fair value of options at the date of grant is calculated in compliance with FASB Statement No 123, using the «Black-Scholes» model, with the following assumptions:

	subscription				purchase
Nature of the plans Dates of attribution of options Nature of shares offered
	1998		2000	2001	1999
	common	preferred	common	common	common
Expected average life (years)	4 years		5 years	4 years	5 years
Interest rate (5 years bonds)	3.50%		5.54%	5.35%	4.76%
Implied volatility	43.2%	36.5%	39.4%	49.7%	31.6%
Dividend yield	1.0%	2.6%	1.3%	1.4%	1.2%
Fair value of the option (€)	93	47	73	58	71

        Had compensation cost been determined on the fair value at the grant date for awards since 1995, the effect on the company's state periods net income and earnings per share would have not been material.

c) Employee profit sharing

        French law provides for employees to share in the profit of the French group companies to the extent that the profit after tax of such entities exceeds a certain level. Amounts accrued are generally payable to employees after a period of 5 years and bear interest at varying, negotiated rates (from 5 to 9%).

        In addition to this obligation, French group companies and certain foreign subsidiaries pay their employees a portion of their income calculated on the basis of predetermined formulas negotiated by each entity.

        Employee profit sharing expense amounted to € 14.2 million for the six-months period ended June 30, 2004.

13) Accumulated deficits and foreign translation reserve

a) Accumulated deficits

        Accumulated deficits of Legrand Holding SA and its consolidated subsidiaries can be analyzed as follows:

	June 30, 2004	Dec 31, 2003
	€ in millions
Legal reserve (not distributable)	0.0	0.0
Accumulated deficits	(238.1)	(255.8)
Share of earnings of consolidated companies	0.0	0.0

	(238.1)	(255.8)

b) Foreign currency translation reserve

        As specified in note 1 (b) the foreign currency translation reserve reflects the effects of currency fluctuations on financial statements of subsidiaries when they are translated into euros.

        The foreign currency translation reserve records the impact of fluctuations in the following currencies:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
US dollar	(83.6)	(92.0)
Other currencies	15.2	12.9

	(68.4)	(79.1)

        The line "other currencies" mainly refers to the area "rest of the world" (note 27).

14) Subordinated perpetual notes (TSDIs)

        In December 1990 and March 1992, Legrand SA issued, at par, subordinated perpetual notes with nominal values of € 457 million and € 305 million, respectively.

        The subordinated perpetual notes have no stated due date or maturity and Legrand SA has no obligation to redeem them unless Legrand SA enters into liquidation or voluntary dissolution, or if a final judgment is entered ordering the sale of the entire business of Legrand SA. In such case, redemption of the principal of the subordinated perpetual notes would be subordinated to the complete payment of all creditors, excluding any participating loans (prêts participatifs) or participating securities (titres participatifs) that might be outstanding.

        At the time of issuance, agreements were entered into with third party companies who will repurchase the securities from the holders fifteen years after issuance. In accordance with these agreements, and in return for initial lump sum payments of €100 million and €77 million, these companies have agreed to relinquish any rights to interest on these securities after that time. Until the time of this repurchase, third party is obligated to make periodic interest payments on the nominal value, calculated at a rate indexed to the Paris inter-bank offered rate (EURIBOR). In accordance with French tax instructions, these payments are only tax deductible for the portion representing the net proceeds of the issue.

        The payment of interest on the subordinated perpetual notes can be suspended if (i) Legrand SA's consolidated net equity falls below €412 million, (ii) Legrand SA has not paid an ordinary dividend (excluding dividends paid on preferred, non-voting shares and first statutory dividend) and (iii) no interim dividend has been declared. Deferred payments would bear interest, would not be subordinated in case of liquidation and would be paid before the payment of any ordinary dividend.

        In order to manage its exposure to interest rate changes, semi-annual payments have been hedged using interest rate swaps. The payments, taking into account the effect of the swap agreements, represented on an annual basis, 9.0% and 10.7% of the average residual carrying value for each of the years 2004 and 2003, respectively.

        The amortization of the residual carrying value, in the balance sheet is as follows:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Payable within one year	40.5	40.5
Payable in one to two years	29.7	40.5
Payable in two to three years	19.0	19.0
Payable in three to four years	0.0	8.9

	89.2	108.9

15) Payment in kind loan (PIK)

        The Subordinated Shareholder PIK Loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group's ultimate parent, Lumina Parent Sarl.

16) Long-term borrowings

        Long term borrowings can be analyzed as follows:

	June 30, 2004	Dec 31, 2003
	€ in millions
Senior credit agreement	1,081.7	1,323.8
High-Yield notes	601.1	601.1
8 1/2% debentures	319.3	306.7
Other long-term borrowings	84.4	77.2

	2,086.5	2,308.8

        Long-term borrowings are denominated in the following currencies:

	June 30, 2004	Dec 31, 2003
	€ in millions
Euro	1,714.8	1,928.9
US Dollar	363.9	373.7
Other currencies	7.8	6.2

	2,086.5	2,308.8

        Maturity dates are as follows:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Payable in one to two years	73.4	123.2
Payable in two to three years	151.0	106.3
Payable in three to four years	108.5	132.2
Payable in four to five years	97.2	151.2
Payable beyond five years	1,656.4	1,795.9

	2,086.5	2,308.8

        Interest rates on long-term borrowings are as follows:

	Jun 30, 2004	average interest rate after SWAP transaction
	€ in millions
Senior Credit Agreement	1,081.7	4.75%
High-Yield notes	601.1	10.61%
8 1/2% debentures	319.3	4.53%
Other borrowings	62.7	2.70%
Capital lease obligations	21.7	3.20%

	2,086.5

        These borrowings are collateralized as follows:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Assets mortgaged or pledged as collateral	12.1	13.4
Guarantees given to banks	19.9	18.0
Guarantees given under the senior credit agreement	1,615.0	1,615.0

	1,647.0	1,646.4

a) Senior credit agreement

        The senior credit agreement, dated July 26, 2002 as amended and restated on December 5, 2002, was entered into by and among Legrand SAS, Lumina Financing, certain subsidiaries of Legrand SAS listed therein as initial borrowers, certain subsidiaries of Legrand SAS listed therein as the initial guarantors, Credit Suisse First Boston (Europe) Limited, Lehman Brothers International (Europe) and The Royal Bank of Scotland plc as mandated joint lead arrangers, Credit Suisse First Boston International, Lehman Brothers Bankhaus AG London Branch and The Royal Bank of Scotland plc and the other financial institutions listed therein as lenders.

        As of June 30, 2004, the following schedule summarizes the future principal payments required by the Group under the senior credit agreement:

Jun 30, 2004
€ in millions
Payable within one year	46.5
Payable in one to two years	64.6
Payable in two to three years	85.5
Payable in three to four years	103.6
Payable in four to five years	94.8
Payable beyond five years	733.2

1,128.2

        The senior credit agreement comprise the followings:

	Jun 30, 2004	Maturity	Interest rates (average over period)
	€ in millions
-Tranche A	434.0	December 09	4.28%
-Tranche B	229.2	December 10	4.86%
-Tranche C	352.0	December 11	5.36%
-Ancillary	48.0	December 09	3.10%
-Revolver	65.0	December 09	4.10%

        Dividends and other distributions (including payment of interest and principal on intercompany loans) from certain of our subsidiaries, including Legrand SAS, are restricted under certain agreements, including the senior credit facility. Pursuant to the senior credit facility, our subsidiaries, including Legrand SAS, are restricted from making distribution, loans or other payments to Legrand Holding SA except for purposes of paying interest on the high yield bonds when no event of default has occurred under the senior credit agreement.

b) High Yield notes

        On February 12, 2003, the Group issued (i) $ 350 million of senior notes due in 2013 and bearing interest at 10 1/2% per annum and (ii) € 277.5 million of senior notes due in 2013 and bearing interest at 11% per annum ("the high yield bonds"). The gross proceeds of the issuance of the high yield bond amounted to approximately € 601.1 million.

c) 8 1/2% Debentures (Yankee bonds)

        On February 14, 1995, Legrand SA issued on the United States public market $400 million of 8 1/2% debentures due February 15, 2025. Interest on the debentures is payable semi-annually in arrears on February 15 and August 15 of each year, beginning August 15, 1995.

        The debentures are not subject to any sinking fund and are not redeemable prior to maturity, except upon the occurrence of certain changes in the law requiring the payment of amounts in addition to the principal and interest. Should Legrand SA, by law, not be permitted to pay any such additional amounts, redemption generally would be mandatory or, if such amounts could be paid, Legrand SA may, at its option, redeem all—but not part—of the debentures. Each holder of the debentures may also require Legrand SA to repurchase its debentures upon the occurrence of a hostile change of control.

        In connection with the issuance of the debentures, Legrand SA also entered into an interest rate swap agreement for 30 years. The settlement dates of the differential to be paid or received concur with the interest payment dates of the debentures, so as to provide an effective hedge for the payments. As a result of this swap agreement, the effective interest rate of the debentures after the swap agreement was executed is LIBOR plus a margin of 0.53% (2.76% as of June 30, 2004).

        Legrand SA has used a portion of this borrowing for the acquisition of certain operations in the United States.

d) Other long-term borrowings

        The other long-term borrowings, individually, are not significant, none of them exceeding € 10 million.

e) Further borrowings capacity

        As of June 30, 2004, a further € 435 million were available for borrowing as part of the facilities granted under the Senior Credit Agreement (€137 million under a Revolving Credit Facility and € 300 million under a Borrowing Base Facility).

17) Other non-current liabilities

        Long-term liabilities are as follows:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Retirement indemnities in France *	21.4	19.7
Other retirement indemnities and benefits *	59.2	51.9
End of contract indemnities (Italy) *	45.6	46.8
Employees profit sharing (long-term portion)	34.1	35.0
Other long-term liabilities	64.0	73.9

	224.3	227.3

        * Those items represent long-term portion of pension and post-retirement benefits (€ 126.7 million). The short-term portion of € 8.6 million is classified in other short-term liabilities. Thus total amount of those liabilities is € 135.3 million and is detailed in note 17 a, which shows a total liabilities of € 249.9 million less a total assets of € 114.6 million.

a) Pension and post-retirement benefit

        The global obligation of the Group's pension and post retirement plans, including short-term and long-term liabilities, and consisting primarily of the plans in France, Italy, the United States of America and the United Kingdom, is as follows:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Projected benefit obligation at the beginning of the period	233.0	216.0
New consolidated entities	0.0	0.0
Foreign currency exchange rate	4.8	(16.9)
Goodwill allocation	0.0	21.0
Rights newly acquired	12.7	22.4
Actuarial (gain) loss	(3.6)	4.8
Rights used	(8.2)	(22.6)
Interest cost	5.0	8.3
Reclassification P&S	6.2	0.0

Projected benefit obligation at the end of the period	249.9	233.0

        The evolution of the total net assets of the funds is shown below:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Fair-value at the beginning of the period	110.8	108.0
New consolidated entities	0.0	0.0
Foreign currency exchange rate	3.8	(11.8)
Increase:
-return on assets	3.6	18.5
-employer contribution	2.1	5.6
Decrease:
-Benefits paid	(5.7)	(9.5)
-return on assets	0.0	0.0

Fair-value at the end of the period	114.6	110.8

        The net global obligation is fully recognized in the balance sheet ("Other non-current liabilities") as of June 30, 2004.

        The net impact on the consolidated income is summarized as follows:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Service cost — rights newly acquired	(12.7)	(22.4)
Service cost — cancellation of previous rights	0.0	0.0
Payments of rights (net of cancellation of prior reserves)	0.0	0.0
Interest cost	(1.4)	(13.1)
Net revenue of fund	3.6	18.5
	(10.5)	(17.0)

b) Provision for retirement indemnities in France

        Based on labor agreements or internal conventions, the employees of the Group may be entitled to retirement indemnities, as well as complementary pensions in addition to those acquired in compliance with legal obligations in force in each country.

        The provisions recorded in the consolidated balance sheet concern only rights which are not definitively acquired and the Group has no obligation with respect to rights definitively acquired by former employees, such rights having been duly paid at the time of their retirement, either directly or through a specialized insurance company.

        The computation of these future obligations was based on turnover, mortality, and assumptions of increase of salaries and discount rates. In France, the calculation was based on an assumption of an increase of salaries of 3.00% and a discount rate of 5.00%.

        Accordingly, the provision recorded in the consolidated balance sheet corresponds to the portion of the global obligation remaining payable by Legrand SA; this amount is equal to the difference between the global obligation recalculated at each closing, based on assumptions described above, and the net residual value of the fund at this same date.

c) Provision for end-of-contract indemnities in Italy

        In accordance with employment legislation in force in Italy, provisions for end-of-contract indemnities have been established in the accounts of the Italian companies. The annual contribution is defined by law and amounts to approximately one month of remuneration per year of service. Amounts attributed to an employee are revalued each year in accordance with a specific index published by the government. Such amounts are fully vested and are paid at the time an employee leaves. The companies have no further liability to the employee once such payment is made.

        The computation of the futures obligations was based on turnover, mortality, and assumptions of increase in salaries and discount rates. In Italy, the calculation was based on a assumption of an increase in salaries of 2.50%, a discount rate of 5.20%.

d) Provision for retirement indemnities and other postretirement benefits

        In the United States and the United Kingdom, the Group provides pension benefits for employees and health care and life insurance for certain retired employees.

        The pension benefits above amount to € 125 million as of June 30, 2004. This amount is compensated by pension fund assets and provisions estimated at € 88 million as of June 30, 2004. The difference is spread over the residual employment period of the staff through the pension contribution. There were no significant changes in the projected benefits obligations or plan assets related to these plans for the period ended June 30, 2004.

        The computation of the future obligations was based on turnover, mortality, and assumptions of increase in salaries and discount rates. In the United Sates of America, the calculation was based on an assumption of an increase in salaries of 4.25%, a discount rate of 6.25% and an expected return on plan assets of 8.75%. In the United Kingdom, the calculation was based on an assumption of an increase in salaries of 3.50%, a discount rate of 5.75% and an expected return on plan assets of 7.00%.

18) Short-term borrowings

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Current portion of long-term debt	47.6	54.2
Current portion of capital leases	7.6	5.8
Commercial paper	0.0	0.0
Bank overdrafts	44.6	39.4
Other short-term borrowings	79.3	31.4

	179.1	130.8

19) Other current liabilities

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Tax liabilities	95.4	63.8
Accrued salaries and payroll taxes	133.2	132.6
Short-term portion of employee profit sharing	4.5	6.0
Payables related to fixed asset acquisitions	5.6	11.2
Amounts due for services	72.4	58.6
Customer advance payments	2.8	1.6
Others	13.9	54.6

	327.8	328.4

20) Analysis of certain expenses

a) Operating expenses include, in particular, the following categories of costs:

	Six-month period ended Jun 30, 2004	Six-month period ended Jun 30, 2003
	€ in millions
Consumption of raw-materials and parts	(424.1)	(375.0)
Salaries and related payroll taxes	(424.6)	(428.0)
Employees profit sharing	(14.2)	(10.0)

Total cost of personnel	(438.8)	(438.0)

        The headcount of the Group on a consolidated basis as of June 30, 2004 amounts to 25,557.

b) Other income (expenses) include:

	Six-month period ended Jun 30, 2004	Six-month period ended Jun 30, 2003
	€ in millions
Exchange and translation gains (losses)	(1.4)	(7.0)
Others	(11.6)	(20.0)

	(13.0)	(27.0)

        The caption "Others" relates principally as of June 30, 2004 to restructuring charges, which can be analyzed as follows:

Jun 30, 2004
€ in millions
At the beginning of the period	22.8
-new consolidated companies	0.0
-new accruals	6.4
-reversal of accruals	(9.8)
-translation effect	0.9

At the end of the period	20.3

21) Interest income (expense)

	Six-month period ended Jun 30, 2004	Six-month period ended Jun 30, 2003
	€ in millions
Interest income	0.9	64.0
Interest expense	(104.0)	(119.0)

	(103.1)	(55.0)
Interest on subordinated securities (note 13)	(20.1)	(10.0)

	(123.2)	(65.0)
Less capitalized interest	0.0	0.0

	(123.2)	(65.0)

        The 2003 financial result included a € 56.8 million realized gain subsequent to the novation swap agreement (note 24 (a)).

22) Income taxes (current and deferred)

        Income before taxes, minority interests and equity in earnings of investees is as follows:

	Six-month period ended Jun 30, 2004	Six-month period ended Jun 30, 2003
	€ in millions
France	(51.0)	(65.0)
Outside France	96.5	(42.0)

	45.5	(107.0)

        The June 30, 2003 figures comprise an inventory reversal of € 125.8 million. This amount increase the cost of sales and decrease the income before taxes as of June 30, 2003.

        Income tax expense consists of the following:

	Six-month period ended Jun 30, 2004	Six-month period ended Jun 30, 2003
	€ in millions
Current income taxes:
France	0.0	0.0
Outside France	(38.1)	(22.0)

	(38.1)	(22.0)
Deferred income taxes:
France	10.4	7.0
Outside France	(0.9)	34.0

	9.5	41.0
Total income taxes:
France	10.4	7.0
Outside France	(39.0)	12.0

	(28.6)	19.0

        The reconciliation of total income tax expense during the period to the normal income tax rate applicable in France is analyzed below:

Six-month period ended Jun 30, 2004
€ in millions
Normal French income tax rate	35.43%
Increases (reductions):
-effect of foreign income tax rates	(0.66%)
-non taxable items	10.11%
-income taxable at specific rates	21.10%
-others	(27.30%)

38.68%
Impact on deferred income taxes:
-effect of tax rate modifications on opening balance	0.00%
-valuation allowances on deferred income tax assets	24.18%

Effective income tax rate	62.86%

        Deferred income taxes recorded in the balance sheets result from temporary differences in the recognition of revenues and expenses or tax and financial statement purposes and are analyzed as follows:

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Deferred income taxes recorded by French companies	(177.8)	(189.5)
Deferred income taxes recorded by foreign companies	80.6	85.2

	(97.2)	(104.3)
Origin of deferred income taxes:
-depreciation of fixed assets	(88.5)	(83.6)
-tax losses to be carried forward	35.7	46.5
-employee profit sharing	2.5	2.4
-retirement indemnities and benefits	19.9	15.3
-subordinated securities	25.3	30.1
Purchase accounting adjustements:
-patents	(146.9)	(166.4)
-trademarks	(20.9)	(21.8)
-allowances for inventory and bad debt	14.8	14.9
-revaluation Italy	47.0	51.5
-others	13.9	6.8

	(97.2)	(104.3)

        As of June 30, 2004, the Group had net operating loss carryforwards of € 512.5 million for which a deferred tax asset was recognized (associated deffered tax asset of € 174.8 million) and which expire in various amounts from 2008 through 2023 (2008: € 154.8 million; thereafter: € 357.7 million).

        Deferred tax assets amounting to € 139.1 million whose realization is not more likely than not were not recognized as of June 30, 2004. These unrecognised deferred tax assets principally relate to net operating loss carryforwards amounting to € 409.6 million that expire in various amounts from 2008 through 2023.

        As disclosed in note 1 (h), the Group does not recognize the deferred tax consequences of undistributed earnings of foreign subsidiaries that are considered to be permanently re-invested. It is not practicable to estimate the amount of the deferred tax liability associated with these undistributed earnings as of June 30, 2004.

23) Contingencies and commitments

        The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

BTicino SpA litigation

        In the second half of 2001, approximately 180 current and former employees of BTicino SpA, (BTicino), our primary Italian subsidiary, commenced two class actions and three individual suits against the Italian social security agency for early retirement payments citing alleged exposure to asbestos during the manufacture of products at our Torre del Greco facility. BTicino, as the employer, is a party to the suit, as is customary under Italian law. Pursuant to Italian law, if the employees prove long-term (at least 10 years) exposure to asbestos, they may be entitled to retire early and, as a result, could receive higher retirement payments over the course of their retirement, which the social security agency could seek to recover from the Group. Management believes the risk of loss to the Group is remote.

Legal proceeding

        In October 2003 an action was brought against us and two other major suppliers of back-wires in the United States alleging that one of our products, quick connect receptacle, is not suitable for consumption and should be withdrawn from the United States markets and all production should be discontinued.

        We have responded to these allegations and fixed a counterclaim, as we believe that this claim is unsubstantiated. The quick connect receptacle has been sold in the United States over the past years and during such period no accidents have been reported in connection with the use of such receptacles. In addition we do not believe that the claimant has evidence of damages nor has the claimant alleged any damages or accidents from the receptacle use in this claim. This litigation is currently being considered by the Superior Court of the State of California and the United States District Court of South Carolina Charleston Division as to certain procedural matters. At this time and although the Company believes the claims are unsubstantiated, it is too early to assess the eventual outcome of this situation.

Future rental commitments

        The Group uses certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

Jun 30, 2004
€ in millions
Payable within one year	18.7
Payable in one to two years	16.6
Payable in two to three years	13.9
Payable in three to four years	7.5
Payable in four to five years	5.1
Subsequent years	14.9

76.7

24) Financial instruments

        The Group does not hold or issue financial instruments for trading purposes.

a) Interest rate swaps

        In order to manage and cover interest rate risks, the Group entered into interest rates swap agreements with selected major financial institutions. The fair value of each of the swap agreements is determined at each closing, based on rates implied in the yield curve at the reporting date; those may change significantly,thus having an impact on future cash flows.

Interest rate swaps hedging the subordinated securities (note 14)

        The notional amount of these swaps increases over time to a maximum of € 760 million and matures at the same date, as periodic payments are due so as to provide an effective hedge of the payments. The net cost of the subordinated securities, including the fair value of the related swaps in effect and committed, is lower than the conditions normally offered by the financial markets.

	Jun 30, 2004	Dec 31, 2003
Interest rate swaps hedging subordinated securities notional amount (€ in millions)	671.7	671.7
fair value (€ in millions)	70.6	121.8

Interest rate swap hedging the 8 1/2% debentures (Yankee bonds) (note 16)

        The purpose of this swap is to convert the fixed remuneration paid to the holders of the debentures into a variable remuneration indexed on LIBOR until the maturity of the issue. The fair value of this swap is exactly symmetrical to the fair value of the debentures.

        At the beginning of February 2003, we entered into cross currency interest rate swap with respect to the Yankee bond pursuant to which the interest rate payable on $350 million principal amount was fixed at 4.6% per year. The remainder $50 million still bear a floating coupon (LIBOR + 0.53%).

        On April 2003, we entered into a swap novation agreement where we sold the 2008-2025 maturity bracket of the "Yankee bond swap" (original maturity 30 years). As a result, from February 2008 onwards, our Yankee Bond will pay a fixed 8.5% coupon again. We may enter into additional interest rate swap arrangements with respect to our floating rate debt.

	Jun 30, 2004	Dec 31, 2003
Interest rate swap hedging the 8 1/2% debentures notional amount (USD, in millions)	400.0	400.0
fair value (€ in millions)	41.1	60.1

Interest rate swaps hedging the senior credit (note 16)

        In 2003, the Group entered into hedging arrangements for a notional amount of € 1,200 million pursuant to which the applicable variable interest rate payable on the Senior Credit Facility was capped.

b) Foreign exchange contracts

        The Group entered into forward exchange contracts for an amount of $130 million to hedge certain foreign currency transactions and investments for periods consistent with the terms of the underlying transactions.

c) Forward price contracts on raw material

        The Group also enters into forward raw material contracts covering all or part of its future purchases and for periods of time not in excess of twelve months. As of June 30, 2004 there were no contracts in effect.

d) Other financial instruments

        The excess of fair value over carrying value of the marketable securities is disclosed in note 10 to the financial statements. For all other financial instruments the fair value approximates the carrying value.

  e) Concentration of credit risk

        The Group's interest rate swap agreements and exchange contracts are held with major financial institutions which are expected to comply with the terms of the agreements thereby mitigating the credit risk from the transactions.

        In addition, in 2002 Legrand Holding SA deposited € 150 million (110.2 million as of June 30, 2004) in favor to certain financial institutions who entered into swap agreements with the Group (note 7). This deposit is included in long and short term restricted cash in the consolidated balance sheets.

        As indicated in note 9, a substantial portion of our sales is with two major distributors. Other sales are also essentially with distributors of electrical products but are diversified due to the large number of customers and their geographical dispersion. The Group mitigates its credit risk by establishing and performing periodic evaluations of individual credit limits for each customer, and constantly monitoring collection of its outstanding receivables.

        Other financial instruments, which may potentially expose the Group to concentration of credit risk, are principally cash and cash equivalents and short-term investments. These instruments are maintained with high credit quality financial institutions and the Group closely monitors the amount of credit exposure with any one financial institution.

25)  Information relating to the officers of the Group

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Advances and loans	0.0	0.0
Remuneration paid to the officers (*)	0.5	1.7

(*)
Remuneration paid to the executive officers and the members of the board of directors who hold operating responsibilities within Legrand.

26)  Information relating to the consolidated company

        The Group is consolidated by Lumina Parent, société à responsabilité limitée headquartered at 5 boulevard de la Foire, L1528 Luxembourg.

27)  Information by geographic segments

        The activity of the Group is exclusively devoted to the manufacturing and marketing of products and systems for electrical installations and information networks. The following figures comply with the level of analysis used to manage the Group.

	Geographic segments					Items globally analyzed	Total
	Europe
Six-month period ended June 30, 2004				United States of America	Other countries
	France	Italy	Others
€ in millions
Total sales	916.1	410.7	340.6	275.0	164.0		2,106.4
Less intra-group transfers	(434.4)	(83.2)	(68.6)	(8.8)	(25.2)		(620.2)

Net consolidated sales	481.7	327.5	272.0	266.2	138.8		1,486.2
Operating income	42.7	67.9	14.3	20.6	29.9		175.4
-of which depreciation of fixed assets	(31.9)	(13.4)	(10.8)	(11.1)	(5.4)		(72.6)
-of which amortization of intangibles	(44.7)	(22.6)	(6.4)	(9.7)	(5.2)		(88.6)
Other revenues (expenses)						(6.7)	(6.7)
Interest income						0.9	0.9
Interest expense						(124.1)	(124.1)
Income taxes						(28.6)	(28.6)
Minority interest and equity investees						0.5	0.5
Capital expenditures	16.0	9.6	7.6	5.0	4.9		43.1
Total identifiable assets	3,848.5	1,184.3	61.2	(258.9)	285.1		5,120.2

        Sales by French companies, excluding sales to Group companies located in France, include the following export sales:

	Six-month period ended Jun 30, 2004	Six-month period ended Jun 30, 2003
	€ in millions
Total sales	642.3	588.0
of which sales exported to:
-Europe	164.4	144.0
-other countries	51.7	46.0

	216.1	190.0

28)  Subsequent events

        We have no knowledge of any material subsequent event.

29)  Reconciliation of French GAAP to US GAAP

        The tables below show the US GAAP net income, balance sheets, cash-flow statements and shareholders equity.

Consolidated statements of income US GAAP

	Six-month period ended Jun 30, 2004	Six-month period ended Jun 30, 2003
	€ in millions
Net sales	1,486.2	1,389.0
Operating expenses
Cost of goods sold	(790.4)	(884.0)
Administrative and selling expenses	(381.1)	(373.0)
Research and development expenses	(125.7)	(132.0)
Other operating income (expenses)	2.6	(14.0)

Operating income (loss)	191.6	(14.0)

Interest income (expense)	(116.9)	(161.0)
Other income (expenses)	(9.1)	0.0
Income (loss) before taxes, minority interests and equity in earnings of investees	65.6	(175.0)

Income taxes	(32.5)	40.0
Net income (loss) before minority interests and equity in earnings of investees	33.1	(135.0)

Minority interests	(0.8)	0.0
Equity in earnings of investees	1.3	1.0

Net income (loss) attributable to Legrand Holding	33.6	(134.0)

Consolidated balance sheets US GAAP

	Jun 30, 2004	Dec 31, 2003
	€ in millions
ASSETS
Current assets
Cash and cash equivalents	58.9	67.9
Marketable securities	12.0	32.6
Restricted cash	40.5	37.0
Trade accounts receivable	588.1	509.9
Deferred income taxes	34.8	34.7
Other current assets	111.8	120.1
Inventories	414.6	385.5

Total current assets	1,260.7	1,187.7
Property, plant and equipment, net	860.8	914.9
Investments	22.7	21.8
Goodwill	1,351.7	1,343.5
Trademarks, net	1,596.5	1,591.1
Developed Technology, net	396.5	449.9
Mirror swaps	28.7	35.2
Swap associated with TSDI 3	1.2	1.3
Swaps associated with other borrowings	48.3	60.1
Restricted cash	69.7	90.5
Deferred income taxes	28.0	34.1
Other non-current assets	92.0	96.5

	4,496.1	4,638.9

Total assets	5,756.8	5,826.6

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	125.5	103.2
Accounts and notes payable	331.4	252.7
Deferred income taxes	3.0	3.0
Other current liabilities	382.8	355.2

Total current liabilities	842.7	714.1
Swap fair value associated with TSDI 1&2	100.5	121.8
Deferred income taxes	734.4	744.2
Other non-current liabilities	226.3	229.3
Borrowings	2,052.1	2,263.1
Swap fair value associated with other borrowings	41.1	52.5
Subordinated securities	89.2	108.9
Payment-In-Kind loans (PIK)	1,246.0	1,216.6
Minority interests	6.7	6.2
Shareholders' equity
Capital stock	759.4	759.4
Accumulated deficits	(254.7)	(288.8)
Translation reserve	(86.9)	(100.7)

	417.8	369.9

Total liabilities and shareholders' equity	5,756.8	5,826.6

Consolidated statements of cash flows US GAAP

	Six-month period ended Jun 30, 2004	Six-month period ended Jun 30, 2003
	€ in millions
Net income/(loss) attributable to Legrand Holding	33.6	(134.0)
Reconciliation of net income to net cash provided from (used in) operating activities:
-depreciation of tangible assets	72.6	81.0
-amortization of intangible assets	67.1	74.0
-changes in long-term deferred taxes	(5.3)	(76.0)
-changes in other long-term assets and liabilities	(5.1)	9.0
-minority interests	0.8	0.0
-equity in earnings of investees	(1.3)	(1.0)
-other items having impacted the cash	36.3	190.0
(Gains) losses on fixed asset disposals	(6.3)	1.0
(Gains) losses on sales of securities	0.0	0.0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
-inventories	(25.6)	(19.0)
-accounts receivable	(73.5)	(25.0)
-accounts and notes payable	76.7	20.0
-other operating assets and liabilities	29.2	(30.0)

Net cash (used in) provided from operating activities	199.2	90.0

Net proceeds from sales of fixed assets	28.6	11.0
Capital expenditures	(43.1)	(65.0)
Proceeds from sales of marketable securities	43.9	196.0
Investments in marketable securities	(5.7)	(5.0)
Investments in consolidated entities	0.0	(39.0)
Investments in non-consolidated entities	0.9	0.0

Net cash (used in) provided from investing activities	24.6	98.0

Related to shareholders' equity:
-capital increase	0.0	0.0
-dividends paid by Legrand Holding's subsidiaries	(0.5)	0.0
Other financing activities:
-reduction of subordinated securities	(19.7)	(21.0)
-new borrowings	5.0	676.0
-repayment of borrowings	(207.1)	(693.0)
-debt issuance cost	0.0	(7.0)
-increase (reduction) of commercial paper	0.0	(508.0)
-increase (reduction) of bank overdrafts	(10.8)	(83.0)

Net cash (used in) provided from financing activities	(233.1)	(636.0)

Net effect of currency translation on cash	0.3	(9.0)
Increase (reduction) of cash and cash equivalents	(9.0)	(457.0)
Cash and cash equivalents at the beginning of the period	67.9	559.0

Cash and cash equivalents at the end of the period	58.9	102.0

Consolidated statements of shareholder's equity US GAAP

	Capital stock, at par value	Additional paid-in capital	Retained earnings	Translation reserve	Total shareholders' equity
	€ in millions
As of July 31, 2002	0.0	0.0	0.0	0.0	0.0

Net income for the period			(129.2)		(129.2)
Capital increase	759.4				759.4
Changes in translation reserve				(4.4)	(4.4)

As of December 31, 2002	759.4	0.0	(129.2)	(4.4)	625.8

Net income for the period			(160.0)		(160.0)
Capital increase					0.0
Changes in translation reserve			0.4	(96.3)	(95.9)

As of December 31, 2003	759.4	0.0	(288.8)	(100.7)	369.9

Net income for the period			33.6		33.6
Capital increase					0.0
Changes in translation reserve				13.8	13.8
Other changes			0.5		0.5

As of June 30, 2004	759.4	0.0	(254.7)	(86.9)	417.8

        The tables below show the US GAAP reconciliations of net income and net equity.

RECONCILIATION OF NET INCOME

	Six-month period ended Jun 30, 2004	Six-month period ended Jun 30, 2003
	€ in millions
Net income compliant with French GAAP	17.4	(87.0)
FAS 133	(0.8)	(63.0)
EITF 93-16	(4.5)	(4.9)
FAS 142	21.5	20.9

Net income compliant with US GAAP	33.6	(134.0)

SUMMARY RECONCILIATION OF NET EQUITY

	Jun 30, 2004	Dec 31, 2003
	€ in millions
Net equity compliant with French GAAP	452.9	424.5
FAS 133	(68.4)	(67.8)
EITF 93-16	(14.4)	(9.9)
FAS 142	66.2	44.7
Translation reserve	(18.5)	(21.6)

Net equity compliant with US GAAP	417.8	369.9

COMPREHENSIVE INCOME

	Items having modified the net equity
	with impact on net income	without impact on net income	Comprehensive income
	€ in millions
For the 5 months period ended July 31, 2002	(128.9)	(4.5)	(133.4)
For the year ended December 31, 2003	(160.0)	(100.7)	(260.7)
For the 6 months period ended June 30, 2004	33.6	13.8	47.4

a) Presentation of the statement of income

        Other expenses such as restructuring costs which are classified as non-operating expenses under French GAAP, are required to be included in the operating income under US GAAP.

b) Comprehensive income

        Comprehensive income includes all changes in equity that result from recognized transactions or other economic events. Amounts received from shareholders (capital increase) or paid to shareholders (reduction of capital, dividend) and changes in treasury stocks are excluded from the determination of comprehensive income.

        For the periods presented in the consolidated financial statements, only the translation reserve (note 1 (b)) has been added to net income to compute comprehensive income.

c) Derivative financial instruments

        As indicated in note 14, Legrand SA entered into three subordinated perpetual notes (TSDIs) contracts in 1990 and 1992. In addition, these subordinated perpetual notes (TSDIs) are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt and, accordingly, are not recorded in the balance sheet. Payments receivable or payable under the swaps are accrued over the period to which the payment relates, resulting in accounting for the swap and the underlying debt as a single, synthetic instrument. Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss.

        In addition, certain other derivative financial instruments, including swaps associated with the Yankee bonds, were initially recorded at fair value in purchase accounting under US GAAP. Subsequent changes in fair value are recognized in profit and loss. Under French GAAP, these instruments are treated as off balance sheet in purchase accounting and subsequently. Payments receivable or payable under the swaps are accrued over the period to which the payment relates, resulting in accounting for the swap and the underlying debt as a single, synthetic instrument.

d) Application of EITF 93-16

        In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law No. 342 and the decree No. 162 (April 13, 2001), retroactively applicable from January 1, 2000. According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for.

e) Consolidation of special purposes entities

        The existing special purpose entities are related to the subordinated securities issued by Legrand SA. Under US GAAP, the SPVs are required to be consolidated based on the guidance and SEC views provided in EITF Topic D-14. The application of US GAAP to the subordinated perpetual notes (the TSDIs) and related loans has the following impacts:

  •
  Recognition of the debts due by the special purpose entities (€ 108.9 million as of December 31, 2003)

  •
  Recognition of certain derivative financial instruments at fair value in the Group's balance sheet with changes in fair value being recognized in the statement of income.

        Considering the effects outlined above and other effects relating to the subordinated perpetual notes (the TSDIs), the principal impact of this difference on the income statement is to adjust interest income and decrease the net result by € 1.5 million for the period ended December 31, 2003.

f) Application of FAS 142

        In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These statements establish new accounting and reporting standards for goodwill and other non amortized intangible assets and in particular, supersede their amortization by an impairment test. These statements are effective for the Group from July 1, 2001 for the new acquisitions and from January 1, 2002 for the former ones.

        The impairment tests have to be applied at the reporting entity level on an annual basis and were performed as of December 31, 2003.

        In addition, under French GAAP, deferred taxes are not recognized on intangible assets with an indefinite useful life (trademarks). Under US GAAP, deferred taxes are required to be recognized on intangibles with an indefinite useful life (trademarks). Accordingly, the Group has recognized an additional deferred tax liability under US GAAP amounting to € 568.4 million.

        All of the Group's intangible assets, including goodwill, were recognized in connection with the acquisition of Legrand SA on December 10, 2002. Intangible assets, as determined under US GAAP, consist of the following:

	Estimate useful lives	Jun 30, 2004
	(years)	€ in millions
Intangible assets not subject to amortization
Goodwill	NA	1,351.7
Indefinite-lived trademarks	NA	1,540.0

		2,891.7
Intangible assets subject to amortization
Developed technology	10	580.5
Other trademarks	10-20	63.9
Other		74.5

		718.9
Less: accumulated amortization		(265.9)

		453.0
		3,344.7

        As of June 30, 2004, € 475.7 million, € 350.5 million, € 111.7 million, € 231.8 million and € 182.0 million of our goodwill has been allocated to the France, Italy, Rest of Europe, North America and the Rest of the World segments, respectively. There were no changes in the carrying amount of goodwill during any of the periods presented other than recognition of the foregoing amounts in connection with the acquisition.

        For the period ended June 30, 2004, we recognized aggregate amortization expense of € 65.2 million related to intangible assets. Amortization expense for each of the five succeeding years is expected to be as follows:

	Developed technology	Trademarks	Total
	€ in millions
Year 2004	110.3	5.1	115.4
Year 2005	97.5	5.0	102.5
Year 2006	81.2	4.6	85.8
Year 2007	58.0	4.4	62.4
Year 2008	46.4	4.2	50.6

g) Deferred income tax assets

        Under French GAAP, deferred tax assets whose realization is not more likely than not are not recognized. Under US GAAP, deferred tax assets whose realization is not more likely than not are recognized and are reduced to the amount whose realization is more likely than not through the application of a valuation allowance. Under US GAAP, all deferred tax assets would be recognized and then reduced, if necessary, by a valuation allowance equal to the amount of any tax benefit that, based on available evidence, are not more likely than not to be realized. Deferred tax assets amounting to € 203.5 million whose realization is not more likely than not were not recognized as of December 31, 2003 under French GAAP. Under US GAAP, such deferred tax assets would have been recognized and reduced by a valuation allowance for the same amount. This difference does not impact the measurement of deferred taxes but does have un impact on the disclosure of deferred tax assets.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A.
DATE: JULY 30, 2004
	By:	/s/ PATRICE SOUDAN Name: Patrice Soudan Title: Chief Financial Officer

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SIGNATURES